SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)of the Securities Exchange Act of 1934


Filed by the Registrant {X}

Filed by a Party other than the Registrant { }

Check the appropriate box:

{ }  Preliminary Proxy Statement

{ }  Confidential for Use of the Commission Only (as permitted by
     Rule 14a-6(e)(2))

{X}  Definitive Proxy Statement

{ }  Definitive Additional Materials

{ }  Soliciting Material Pursuant to Section 240.14a-11(c)or Section 240.14a-12

                    CONTINENTAL AMERICAN TRANSPORTATION, INC.
-----------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                                 Not Applicable
-----------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate Box):

{X}  $125 per Exchange Act Rules 0-11(c)(1)(ii),  14a-6(i)(1), or 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.

{ } $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

{ } Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)      Title of each class of securities to which transaction applies:
     --------------------------------------------------------------------------

     (2)      Aggregate number of securities to which transaction applies:
     --------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     --------------------------------------------------------------------------

     (4)      Proposed maximum aggregate value of transaction:
     --------------------------------------------------------------------------

     (5)      Total fee paid:
     --------------------------------------------------------------------------

  ( )  Fee paid previously with preliminary materials.

  ( )  Check box if any part of the fee is offset as provided by Exchange Act
   -
       Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  (1)  Amount Previously Paid:
  -----------------------------------------------------------------------

  (2)  Form, schedule or Registration Statement No.:
  -----------------------------------------------------------------------

  (3)  Filing Party:
  -----------------------------------------------------------------------

  (4)  Date Filed:
  -----------------------------------------------------------------------

                    CONTINENTAL AMERICAN TRANSPORTATION, INC.
                              495 Lovers Lane Road
                             Calhoun, Georgia 30701
                                 (706) 629-8682

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD JANUARY 15, 1997



TO THE SHAREHOLDERS OF CONTINENTAL AMERICAN TRANSPORTATION, INC.:

         NOTICE HEREBY IS GIVEN that the Annual Meeting of Shareholders of Continental American Transportation, Inc., a Colorado corporation (the "Company"), will be held at 495 Lovers Lane Road, Calhoun, Georgia, 30701 on Wednesday, January 15, 1997, at 10:00 A.M., for the following purposes (the "Meeting"):

         1.       To elect three Directors of Company.

         2.       To approve the Company's 1996 Stock Option Plan.

         3. To ratify the appointment of Rosenberg Rich Baker Berman & Company as the Company's independent certified public accountants. Approval of this proposal requires the affirmative vote of a majority of the shares represented at and entitled to vote on this proposal.

         4. To transact such other business as may properly come before the meeting or any adjournments thereof.

         Only holders of record of the Company's Common Stock, no par value, at the close of business on December 10, 1996, will be entitled to notice of and to vote at the Meeting or at any adjournments thereof. The proxies are being solicited by the Board of Directors of the Company.

         All shareholders, whether or not they expect to attend the Annual Meeting of Shareholders in person, are urged to sign and date the enclosed Proxy and return it promptly in the enclosed envelope. Any person giving a proxy has the power to revoke it at any time by following the instructions provided in the Proxy Statement. The giving of a proxy will not affect your right to vote in person if you attend the Meeting.

                                     BY ORDER OF THE BOARD OF DIRECTORS
                                        s/Brian Henninger
                                     BRIAN HENNINGER
                                     SECRETARY
Calhoun, Georgia
Date: December 16, 1996

                                    P R O X Y
                    CONTINENTAL AMERICAN TRANSPORTATION, INC.
                  SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


         The undersigned hereby appoints Timothy Holstein, Erik Bailey and Brian Henninger, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated below, all the shares of Common Stock of Continental American Transportation, Inc. held of record by the undersigned on December 10, 1996, at the Annual Meeting of Shareholders to be held on Wednesday, January 15, 1997, at 10:00 A.M., or any adjournments thereof.

         THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS SET FORTH ABOVE.

         THE DIRECTORS RECOMMEND A VOTE FOR THESE THREE PROPOSALS:

1.       Election of Directors.

         ______ FOR (except as listed     _____ WITHHOLD AUTHORITY to
                     below)                       vote for all nominees
                                                  listed below

         Nominees:         Erik Bailey
                           Timothy Holstein
                           Brian Henninger

         If you desire to withhold authority to vote for any individual nominee, please write the nominee's name on the space provided:

         --------------------------------------------------------


2.       Approval of the Company's 1996 Stock Option Plan.

         _____ FOR         _____ AGAINST             _____ABSTAIN


3. Ratification of Rosenberg Rich Baker Berman & Company as independent accountants.

         _____ FOR         _____ AGAINST             _____ABSTAIN

In their discretion, the above-named proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment hereof.

                           Dated:                      , 199


                           -----------------------------------------------


                           -----------------------------------------------
                           Signature

                           -----------------------------------------------
                           Signature if held jointly

                                    Please sign exactly as name appears  hereon.
                           When shares are held by joint tenants, both should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.



         SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AT THE MEETING IN ACCORDANCE WITH THE SHAREHOLDER'S SPECIFICATIONS ABOVE. THIS PROXY CONFERS DISCRETIONARY AUTHORITY IN RESPECT TO MATTERS NOT KNOWN OR DETERMINED AT THE TIME OF THE MAILING OF THE NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS TO THE UNDERSIGNED.

                    CONTINENTAL AMERICAN TRANSPORTATION, INC.
                              495 Lovers Lane Road
                             Calhoun, Georgia 30701
                                 (706) 629-8682

                                 PROXY STATEMENT

                         ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD JANUARY 15, 1997

GENERAL INFORMATION

         The enclosed Proxy is solicited by and on behalf of the Board of Directors of Continental American Transportation, Inc., a Colorado corporation (the "Company"), for use at the Company's Annual Meeting of Shareholders to be held at 495 Lovers Lane Road, Calhoun, Georgia 30701, on Wednesday, January 15, 1997 at 10:00 A.M., or any adjournments thereof. It is anticipated that this Proxy Statement and the accompanying Proxy will be mailed to the Company's shareholders on or about December 20, 1996.

         Any person signing and returning the enclosed Proxy may revoke it at any time before it is voted by giving written notice of such revocation to the Company, or by voting in person at the Meeting. The expense of soliciting material to shareholders, will be borne by the Company. It is anticipated that solicitations of proxies for the Meeting will be made only by use of the mails; however, the Company may use the services of its directors, officers and employees to solicit proxies personally or by telephone, without additional salary or compensation to them. Brokerage houses, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to the beneficial owners of the Company's shares held of record by such persons, and the Company will reimburse such persons for their reasonable out-of-pocket expenses incurred by them in that connection.

         All shares represented by valid proxies will be voted in accordance therewith at the Meeting.

                      SHARES OUTSTANDING AND VOTING RIGHTS

         All voting rights are vested exclusively in the holders of the Company's Common Stock, with each share entitled to one vote. Only shareholders of record at the close of business on December 10, 1996, are entitled to notice of and to vote at the Meeting or any adjournments thereof. As of December 10, 1996, the Company had 5,014,689 shares of Common Stock outstanding, each share of which is entitled to one vote on all matters to be voted upon at the Meeting.

         For each proposal presented, under the Colorado Business Corporation Act, abstentions and broker non-votes will be treated as shares present or represented and entitled to vote for purposes of determining the presence of a quorum, but will not be considered as votes case in determining whether a particular proposal has been approved by the shareholders. As to any shares a broker indicates on its Proxy that it does not have the authority to vote on any particular matter because it has not received direction from the beneficial owner thereof, said shares will not be counted as voting on the particular matter.

         One half of the Company's outstanding Common Stock represented in person or by Proxy shall constitute a quorum at the meeting.

                   PROPOSAL NUMBER ONE - ELECTION OF DIRECTORS

         The Board of Directors consists of three (3) incumbent members, all of whom are to be elected at the meeting to hold office until the next meeting of shareholders and until their successors are elected and qualified.

INFORMATION CONCERNING DIRECTORS

Name                                Age              Position with Company

Timothy Holstein                    38               Director
                                                     President
                                                     Chief Executive Officer

Erik Bailey                         28               Director
                                                     Vice President
                                                     Chief Financial Officer

Brian Henninger                     48               Director
                                                     Secretary
                                                     Comptroller

         Timothy Holstein has been the President, Chief Executive Officer and a director of the Company since June 21, 1995. Prior to joining the Company, Mr. Holstein was the majority owner of Blue Mack Transport, Inc., a Pennsylvania-based private trucking company which he founded in 1986 and which company was acquired on June 21, 1995 by the Company pursuant to a reverse merger acquisition. Mr. Holstein was appointed to the Company's Board of Directors and shall remain a director until the next annual meeting of the Company's shareholders. Mr. Holstein is also an officer and director of Bio-Dyne Corporation, a reporting company under the Securities Exchange Act of 1931, as amended, (the "Exchange Act").

         Erik Bailey has been the Vice President, Chief Financial Officer and a director of the Company since June 21, 1995. Prior to his appointment as a member of the Board of Directors, Mr. Bailey was the Chief Financial Officer of Blue Mack Transport, Inc., a Pennsylvania-based private trucking company, since April, 1995. Prior to that time, Mr. Bailey served as a consultant to private and public companies. Mr. Bailey was appointed to the Company's Board of Directors and shall remain a director until the next annual meeting of the Company's shareholders. Mr. Bailey is also an officer and director of Bio-Dyne Corporation, a reporting company under the Exchange Act. Mr. Bailey also serves as a consultant to several private and public companies with respect to merger and acquisition analysis and advice.

         Brian Henninger has been the Secretary and a director of the Company since March 27, 1995. Prior to his appointment, Mr. Henninger served as a financial consultant to several private companies. For the approximate ten year period prior to November, 1995, Mr. Henninger served as the comptroller for a nationwide transportation company. Mr. Henninger also serves as an officer and director of Bio-Dyne Corporation, a reporting company under the Exchange Act. Mr. Henninger also serves on the Boards of Directors for several private companies not engaged in the transportation industry business.

         During the fiscal year ended June 30, 1996, the Company's Board of Directors held 20 meetings. All of the Directors attended all of these meetings. Board members are elected by the shareholders to serve until the next annual meeting; Company officers are appointed by the Board of Directors.

                    COMPENSATION OF EXECUTIVES AND DIRECTORS


         The following table sets forth the compensation paid by the Company to its chief executive officer, its two (2) other executive officers and the four
(4) highest paid employees of the Company during the fiscal year ended June 30, 1996.


                           SUMMARY COMPENSATION TABLE
                                   Long Term Compensation
Annual Compensation
-----------------------------------------------------------------

(a)                  b)       (c)       (f)              (i)


Name                                Restricted       All Other
and                                 Stock            Compen-
Principal                           Award(s)         sation
Position            Year     Salary     ($)             ($)


Timothy Holstein
CEO                 1996    $ 78,800    --              --

Erik Bailey
Chief Financial
Officer             1996    $ 56,100    --              --

Brian Henninger
Comptroller         1996    $ 17,300  36,000+     $30,000*

Charles B. Prater   1996    $300,000    --              --
Employee

Lynwood S.Warmack   1996    $300,000    --              --
Employee

Robert Herr         1996    $ 75,000    --              --
Employee

Wayne S. Herr       1996    $ 75,000    --              --
Employee

         There were no grants or exercises of stock options pursuant to the Company's Stock Incentive Plan during the fiscal year ended June 30, 1996 to the named officers. Stock appreciation rights are not granted under the Stock Incentive Plan. The Company does not currently have in effect a Long-Term Incentive Plan ("LTIP") and, consequently, no such awards were granted to Company executives in fiscal years covered above.

         * The Company loaned Mr. Henninger $30,000 to cover relocation expenses; pursuant to the terms of Mr. Henninger's agreement with the Company, $10,000 of such principal balance shall be forgiven over the course of each of the next three years as long as Mr. Henninger remains in the employ of the Company. The loan does not require Mr. Henninger to pay interest.

     + Mr.  Henninger  received  non-qualified  stock options to purchase 36,000
       Company common shares: see, "Employment Agreements" below.

Employment Agreements

         The Company signed an Employment Agreement with Brian Henninger, dated June 15, 1996, pursuant to the general terms of which Mr. Henninger was retained for a 3-year period to serve as Vice President-Finance and Secretary of the Company. The Agreement provides for annual salaries of $78,000, $104,000 and $130,000 during the first, second and third years of the Agreement, respectively. In addition, the Company agreed to loan to Mr. Henninger $30,000 for relocation expenses concerning his move to Calhoun, Georgia, and to forgive $10,000 of such amount at the end of each year of Mr. Henninger's Agreement provided he is in the employ of the Company at such times. The Company, as a further inducement to Mr. Henninger, included in the Agreement a non-qualified stock option to purchase 36,000 Company common shares at an exercise price equal to the lesser amount of (i) the trading price of the Company's common stock on the date of exercise, less a 20% discount, or (ii) $2.25 per share.

         On September 1, 1996, the Company and Mr. Timothy Holstein entered into a 3-year Employment Agreement providing that Mr. Holstein would be retained as the President and Chief Executive Officer of the Company. The Agreement provides that the Company shall pay Mr. Holstein annual salaries of $200,000, $250,000 and $300,000 for the first, second and third years of the Agreement, respectively. In addition, the Agreement provides that Mr. Holstein shall receive an incentive bonus during each year of the Agreement equal to 5% of the first $1,000,000 of pre-tax profits; 6% of the next $500,000 of pre-tax profits, and; 7% of the pre-tax profits of the Company over $1,500,000.

         The Company also entered into an Employment Agreement with Mr. Erik Bailey on September 1, 1996, to retain his services as the Company's Vice President and Chief Financial Officer for a 3 year term. Mr. Bailey will receive annual salaries of $104,000, $130,000 and $156,000 during the first, second and third years of the term of the Agreement, respectively. The Agreement also provides that the Company will pay Mr. Bailey an incentive bonus equal to 5% of the first $1,000,000 of the pre-tax profit; 6% of the next $500,000, and; 7% of the Company's pre-tax profit over $1,500,000 for each year during the term of the Agreement the Company earns pre-tax profits.

The Company's 1994 Stock Incentive Plan

         The Company has terminated its 1994 Stock Incentive Plan on December 2, 1996.

The Company's 401(k) Plans

         Carpet Transport, Inc. and Blue Mack Transport, Inc., two of the Company's subsidiaries, maintain and sponsor qualified profit-sharing plans for the benefit of their respective employees. Both plans are qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended, and allow employees thereof to make tax deferred contributions under the terms of the Plans. The 401(k) Plan for Blue Mack Transport, Inc. provides that the employer shall match employee contributions equal to 25% of such employee's contribution to the Plan; the 401(k) Plan for Carpet Transport, Inc. provides that the employer, in its sole and absolute discretion, may contribute an amount equal to an employee's contribution. No employer contributions were made under either Plan by these employers during the fiscal year ended June 30, 1996.

         The Company had no other executive officers other than Mr. Holstein, Mr. Bailey and Mr. Henninger at June 30, 1996.

Compensation of Directors

         None  of  the  Company's   directors   receive  any   compensation  for
participation in Board of Directors meetings.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Set forth below is information concerning stock ownership obtained by Company management from the certified list of Company stockholders provided by its transfer agent, United Stock Transfer, as of the record date of June 30, 1996, of (1) each person known by Company to own beneficially 5% or more of Company's common stock, (2) each named director and officer and (iii) all directors and officers of Company as a group, based upon the number of common shares outstanding on June 30, 1996.


Title of          Name and Address of    Amount and Nature of     Percent of
 Class            Beneficial Owner       Beneficial Ownership        Class
Common
Stock
                  Timothy Holstein               739,521           16.93%
                  c/o Continental American
                  Transportation, Inc.
                  Chief Executive Officer
                  President and Director
                  175 Hammon Road
                  Calhoun, GA 30701

                  Erik Bailey                    519,897           11.90%
                  Chief Financial Officer
                  and Director
                  1039 Legacy Walk
                  Woodstock, GA 30189

                  Brian Henninger                 46,300*         1.06%
                  Vice President-Secretary
                  and Director
                  275 Saddlebrook Drive
                  Calhoun, GA 30701

                  Charles B. Prater               500,000**      11.45%
                  877 Plainville Road
                  Plainville, GA 30733

                  Robert Herr                     257,500+        5.89%
                  349 Buck Road
                  Quarryville, PA 17566

                  Wayne S. Herr                   257,500+        5.89%
                  349 Buck Road
                  Quarryville, PA 30733

                  All directors and
                  officers as a group           1,805,718**      41.34%


* Includes non-qualified stock options to purchase 36,000 common shares, see, "Employment Agreements" above.

+ Includes  51,500 common shares held of record by each of Robert Herr and Wayne
S. Herr as well as 154,500 common shares held by Herr's Motor Express, Inc., a company owned and controlled by these persons.

** Mr. Prater is not a director or executive officer of the Company but is a "named executive officer" as defined in Item 402(a)(2) of Regulation S-B and his share holdings are included in the total number of common shares held by all directors and officers as a group for this reason.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors and beneficial owners of more than 10% of any class of equity securities of the Company registered pursuant to
Section 12 of the 1934 Act to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and beneficial owners of more than 10 per cent of any class of equity securities of the Company registered under the 1934 Act are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms filed.

         Based solely on the review of the certified list of shareholders provided by the Company's transfer agent and on the review of the Exchange Act forms furnished to the Company, the Company believes that the following reporting delinquencies occurred during the Company's fiscal year ended June 30, 1996:

Section 16(a) Reporting Delinquencies

         1. Form 4, Statement of Changes of Beneficial Ownership of Securities, due on or about October 10, 1995: Erik Bailey failed to file this Form when he sold all of his interest in Explorer Capital, Inc., the holder of record of 180,000 shares of the Company's Series B Convertible Preferred Shares at the time of such sale occurring on June 21, 1995.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         (1) On October 15, 1995, the Company entered into a Finder's Fee Agreement with Knobloch Bay Cove Trust, an offshore entity. The Trustee and Director of Knobloch Bay Cove Trust ("Bay Cove") is Herbert Bailey, the father of Erik Bailey, an officer and director of the Company. Pursuant to the terms of the Finder's Fee Agreement, the Company authorized Bay Cove to identify potential acquisition candidates in the transportation industry. In the event that the Company consummated an acquisition brought to its attention through the efforts of Bay Cove, the Agreement provided that the Company would pay to Bay Cove compensation equal to the traditional Lehman Formula, plus various costs and expenses, at the closing of any such transaction.

         On November 29, 1995, Bay Cove executed and submitted an Offshore Securities Subscription Agreement, which was accepted by the Company on that date, and pursuant to which the Company sold 600,000 of its common shares to Bay Cove for $1,200,000. Bay Cove paid the purchase price by delivering its promissory note in the principal amount of the purchase price, accruing interest at 7% per annum, with the outstanding principal balance and accrued interest due on November 29, 1997.

         Subsequently, Bay Cove acted as the finder and proposed Carpet Transport, Inc., A&P Transportation, Inc. and Chase Brokerage, Inc. (the "CTI Companies") as acquisition candidates to the Company. Pursuant to a certain Restated Stock and Assets Purchase Agreement, dated February 29, 1996, the

Company acquired the CTI Companies. In accordance with the aforementioned Finder's Fee Agreement, Bay Cove claimed a finder's fee in the amount of $910,000 and expenses of $290,000. After negotiations, the Company agreed to forgive Bay Cove's $1,200,000 promissory note as payment of this finder's fee and expenses due under the subject Agreement.

         (2) On September 15, 1995, the Company entered into an Investment Advisor Agreement with Explorer Financial Services, Inc. ("Explorer"). Pursuant to the terms of this Agreement, the Company appointed Explorer as its non-exclusive agent to seek and identify potential sources of capital as well as potential acquisition candidates in the transportation industry for the Company. The Agreement authorized Explorer, among other things, to negotiate and present to the Company the proposed terms of any equity or debt financings and/or the terms of any acquisition proposal. In the event the Company closes any equity or debt financing proposal or consummates an acquisition identified and provided to it by Explorer, the Company agreed to pay to Explorer a fee equal to the amount of 2% of the amount of any such financing and/or the value of any such transaction consummated, at the closing of any such transactions. Mr. Christopher Bailey is the sole owner of Explorer and is the brother of Erik Bailey, an officer and director of the Company.

         (3) On June 30, 1996, the Company entered into a $1,000,000 Revolving Credit Agreement with Bio-Dyne Corporation, a Georgia corporation having its principal offices located at 5400 Bucknell Drive, S.W., Atlanta, Georgia 30336 ("Bio-Dyne"), pursuant to the principal terms of which the Company agreed to provide a $1,000,000 facility over a two-year period. Interest accrues on any amount of the outstanding principal balance at the rate of 12%, per annum, with interest payable monthly and accrued interest, if any, together with the unpaid principal balance due at the end of the term. As part of this Agreement, the Company had the right to designate up to three (3) members of Bio-Dyne's five
(5) member Board of Directors and has designated three (3) members to date, Messrs. Timothy Holstein, Erik Bailey and Brian Henninger, representing all of the members of the Company's current Board of Directors. As of June 30, 1996, Bio-Dyne has drawn down an aggregate of $450,000 against this credit facility.

         (4) On August 22, 1995, the Company purchased certain assets of Herr's Motor Express, Inc. and all of the issued and outstanding shares of HMX, Inc., corporations owned and controlled by Robert Herr and Wayne S. Herr, for (i) the issuance of 200,000 common shares of the Company (ii) the assumption of debt associated with certain of the assets purchased in the aggregate amount of $1,103,567 (iii) the delivery of Company promissory notes in the aggregate principal amount of $1,268,927, and (iv) the assumption of shareholder loans in the amount of $208,000. The Company granted the sellers certain "piggy-back" registration rights in connection with the Company's common shares delivered as practical consideration in the transaction. The aggregate amount of Company common shares issued to Robert Herr, Wayne S. Herr and Herr's Motor Express, Inc., a company owned and controlled by the sellers, rendered these persons as a group, a beneficial owner of more than 5% of the Company's issued and outstanding common shares at June 30, 1996. In addition, each of Robert Herr and Wayne S. Herr entered into a two-year term Employment Agreement with the Company providing for the payment to each of them of an annual salary in the amount of $75,000 and which provides an incentive bonus in the amount of 1% of the pre-tax profits of the Company during such term.

         (5) Blue Mack, the Company's wholly owned Pennsylvania subsidiary, leases approximately 4.5 acres containing a building consisting of 4,000 square feet of office space, a 10-bay maintenance facility and a 2,000 square foot warehouse located in Pottstown, Pennsylvania from Mr. Timothy Holstein, an officer and director of the Company, pursuant to a 5-year lease on a triple net basis, with monthly rental payments of $5,200 per month.

         (6) Mrs. Linda Bailey paid and or loaned certain funds and securities to and/or on behalf of the Company and Blue Mack Transport, Inc. in the aggregate amount of $150,000 as of June 30, 1996.

         (7) Carpet Transport, Inc. has a receivable due from All Carpet, Inc., a corporation in which employee Charles Prater has an ownership interest, in the amount of $149,000. This receivable existed on the books of Carpet Transport, Inc. prior to the acquisition by the Company of the CTI Companies.

         PROPOSAL ONE:  ELECTION OF DIRECTORS

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE THREE DIRECTORS, AS DISCUSSED UNDER "ELECTION OF DIRECTORS."

           PROPOSAL NUMBER TWO: APPROVAL OF THE 1996 STOCK OPTION PLAN

DESCRIPTION OF THE PLAN

         The Board of Directors elected to begin reliance on the new Rule 16b-3 as of December 10, 1996. The current 1994 Stock Option Plan will be replaced by the 1996 Stock Option Plan which is intended to allow the Company to utilize the greater flexibility available under the new rule.

         General. The Plan was adopted by the Board of Directors effective December 10, 1996. The current 1994 Stock Incentive Plan will be replaced by the 1996 Stock Option Plan which is intended to allow the Company to utilize the greater flexibility available under the new rule.

         Administration of the Plan. The Plan is to be administered by a committee of at least two non-employee members of the Board of Directors (the "Board"). The Board may from time to time adopt such rules and regulations as it deems advisable for the administration of the Plan, and may alter, amend or rescind any such rules and regulations in its discretion. The Board has the power to interpret, amend or discontinue the Plan.

         Grant of Options. Options may be granted under the Plan for a total of 500,000 shares of Common Stock. The Board determines the terms of options granted under the Plan, including the type of option (which can be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options), the exercise price, the number of shares subject to the option, and the exercisability thereof. The Board also determines, at the time of grant, the period during which the option will be exercisable.

         Terms and Conditions of Options. The Board may impose on an option any additional terms and conditions which it deems advisable and which are not inconsistent with the Plan. The exercise price of any stock option granted under the Plan must not be less than 100% of the fair market value of a share of Common Stock as of the date prior to the date of grant, except that as to an optionee who at the time an incentive stock option is granted owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of such incentive stock option must be at least equal to 110% of the fair market value of the shares as of the date prior to the date of the grant. In addition, no incentive stock option can be granted to any employee where the aggregate fair market value of the shares (determined at the date of such option grant) for which such incentive stock options are exercisable for the first time in any calendar year exceeds $100,000. In connection with a merger, sale of all of the Company's assets, or other transaction which results in the replacement of the Company's Common Stock with the stock of another corporation, the Board may terminate stock options, accelerate the exercise date of stock options, or provide for the assumption or replacement of stock options with comparable options of such other corporation.

         Exercise of Options. An optionee may exercise less than all of the matured portion of an option, in which case such unexpected, matured portion shall continue to remain exercisable, subject to the terms of the Plan, until the option terminates.

         Each option granted under the Plan terminates on the earlier of (i) the number of years after the date of grant as is designated by the Board, or (ii) in the case of an incentive stock option (a) three months following the termination, for any reason other than death or disability, of employment by the Company, or by its parent or subsidiary, of the employee to whom the option is granted, or (b) one year following the termination, on account of death or disability, of employment by the Company or by its parent or subsidiary, of the employee to whom the option is granted (in which case the employee will be deemed to have completed the full vesting period during which such employee died or becomes disabled). The Board of Directors may provide, at the time of grant, that the termination date for a non-qualified stock option could be as long as twenty (20) years from the grant date, and the termination date for an incentive stock option could be as long as ten (10) years from the grant date.

FEDERAL INCOME TAX CONSEQUENCES.

         Incentive Stock options. The Company anticipates that all options granted under the Plan and treated by the Company as "incentive stock options," that is, a stock option described in Section 422 of the Code, will have the following anticipated (but not guaranteed) federal income tax consequences, among others:

         The optionee will recognize no income at the time of grant.

         Upon exercise of the incentive stock option, no income will result to any party.

         If there is no disposition of the shares until a date that is both (i) two years from the grant of an incentive stock option and (ii) one year from its exercise, no amount will be ordinary income and, upon disposition in a taxable transaction, the employee will receive long-term capital gain or loss treatment equal to the difference between his amount realized and the option price. Any gain realized upon a disposition other than as set forth above may result in ordinary income tax treatment to the optionee.

         In the event of the tax treatment to the employee described in (c) above, the Company receives no deduction in connection with the transaction.

         Certain optionees may incur alternative minimum tax treatment under the Code upon exercise of an incentive stock option.

         Non-qualified   Stock  Options.   The  Company   anticipates  that  all
non-qualified stock options granted under the Plan will have the following anticipated (but not guaranteed) federal income tax consequences, among others:

         The optionee will recognize no income at the time of grant.

         Upon exercise of the non-qualified stock option, the individual to whom the option is granted should be deemed to receive ordinary income at the time of exercise equal to the excess, if any, of the fair market value of the acquired shares at such time over the option price for such shares.

         If the shares acquired upon the exercise of a non-qualified stock option are disposed of in a taxable transaction, the individual disposing of such shares will have a realized and recognized capital gain or loss equal to the difference, if any, between the amount realized and the adjusted basis of such shares to him. Such gain or loss will be long-term or short-term depending on whether such shares are held for longer than six months (one year for stock acquired prior to June 23, 1984), or not. The adjusted basis usually (but not always) will include the option price plus any ordinary income described in (b) with respect to such shares.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE COMPANY'S 1996 STOCK OPTION PLAN.

        PROPOSAL NUMBER THREE: RATIFICATION OF APPOINTMENT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

         The Board of Directors has appointed Rosenberg Rich Baker Berman & Company as independent certified public accountants, to serve as auditors for Fiscal Year 1997. A representative of Rosenberg Rich Baker Berman & Company is expected to be present at the meeting to make a statement to the Shareholders if he should decide to do so and to respond to questions from the Shareholders.

Recommendation and Vote Required

         Management recommends that the stockholders vote "FOR" the ratification of Rosenberg Rich Baker Berman & Company as independent certified public accountants, to serve as the Company's auditors for Fiscal Year 1997. The affirmative vote of a majority of the shares represented at the Meeting and entitled to vote on this Proposal will be required for ratification of the appointment of Rosenberg Rich Baker Berman & Company.

Changes in and Disagreements on Accounting and Financial Disclosure.

         (a)(1)(i) Prior to the change of control of the Company and the takeover of its affairs by current Company management, effective on June 21, 1995, by virtue of the reverse merger acquisition of Blue Mack Transport, Inc., on July 29, 1994, the former Board of Directors of the Company dismissed the firm of J. Roger Gregg, CPA as accountants for the Company. On the same date, the Company engaged the firm of Rosenberg, Rich, Baker, Berman & Company ("Rosenberg, Rich"), CPA as accountants for the Company.

         (ii) J. Roger Gregg's reports on the financial statements for the years ended June 30, 1994, 1992, and 1991 contained adverse opinions and disclaimers of opinion and qualification.

         (iii)(A)(B) The Company's Board of Directors made the decision to engage Rosenberg, Rich and J. Roger Gregg. The Company has no audit or similar committee.

         (iv) During the Company's two preceding fiscal years and any subsequent interim period preceding such dismissal, Company is not aware of any disagreements with J. Roger Gregg on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

         (v) J. Roger Gregg's opinion covering the fiscal years ended June 30, 1994, 1992 and 1991 contained an adverse opinion which, in effect, stated that, based upon the Company's prior management's lack of disclosure, cooperation, and absence of corporate records relating to its business activities during these periods, Mr. Gregg was required to issue an adverse opinion on the subject financial statements corresponding to the periods indicated. Mr. Gregg's opinion is contained in the Company's Form 10-K for the year ended June 30, 1994 (the "1994 Form 10-K").

         (a)(3) The Company requested J. Roger Gregg, to review the disclosures contained in the 1994 Form 10-K and that firm was given an opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respect in which it does not agree with the statements made by the Company herein. Mr. Gregg furnished the Company with a letter, dated February 24, 1995, addressed to the Commission, a copy of which is annexed as Exhibit G to the 1994 Form 10-K which is herein incorporated by reference, stating that he has had no disagreements with current management with respect to accounting principles or as to any completed transactions. Mr. Gregg further stated that he performed no services for the Company relating to any subsidiary of the Company not previously located in Asheville, North Carolina during his period of engagement, nor did current management make him aware that the Company had any subsidiaries other than those located in Asheville, North Carolina, including Mural Transport, Inc. and/or any other company during the period ending June 30, 1994.

SHAREHOLDER PROPOSALS

         All proposals shareholders intended to be included in the proxy statement to be presented at the next annual meeting of shareholders must be received at the Company's corporate offices at 495 Lovers Lane Road, Calhoun, Georgia 30701 Attention: Corporate Secretary, on or before August 15, 1997.

OTHER BUSINESS

         Management of the Company knows of no other matter which may come before the Meeting. However, if any additional matters are properly presented at the meeting, it is intended that the persons named in the enclosed Proxy Statement, or their substitutes, will vote such Proxy in accordance with their prompt judgment on such matters.

ANNUAL REPORT TO SHAREHOLDERS

         The Company's Annual Report for the year ended June 30, 1996 is being sent to all shareholders with this Proxy Statement but is not incorporated herein by reference and is not to be considered a part of the Proxy Materials.

By Order of the Board of Directors,

s/Brian Henninger
Brian Henninger, Secretary











catproxy.97

                       Continental American Transportation
























                    Continental American Transportation, Inc.

                               1996 Annual Report

                                About the Company



         Continental American Transportation, Inc. is a trucking and logistics management company.

         It's subsidiary, Carpet Transport, Inc. (CTI), headquartered in Calhoun, Georgia, primarily transports carpet goods, textiles and produce nationwide. CTI utilizes 17 terminals to consolidate shipments for the carpet and textile manufacturing industries. CTI was acquired by the Company effective February 29, 1996; and its affiliate, A&P Transportation, Inc., was since merged into CTI.

         Another subsidiary, Chase Brokerage, Inc., was also affiliated with CTI and acquired by the Company effective February 29, 1996. Chase operates a freight brokerage and logistics business from its principal offices located in Palatka, Florida.

         Its subsidiary, Blue Mack Transport, Inc., located in Pottstown, Pennsylvania, is a short to medium-haul, dry van and refrigerated truckload carrier, operating primarily east of the Mississippi River, from the States of Maine to Florida. Blue Mack transports general commodities, including consumer goods, packaged foods, and paper, plastic and beverage products. Blue Mack was acquired on June 30, 1995 together with the assets of Herr's Motor Express, Inc., a Pennsylvania based regional truckload carrier, specializing in the transportation of dry goods. Herr's Motor Express has since been merged into Blue Mack.

         As  of  June  30,  1996,  Continental  American  Transportation,   Inc.
maintained a fleet of 733 tractors and 1,645 trailers, together with 18 terminals throughout the United States.

         The Company is headquartered in Calhoun, Georgia, and has 1,035 full-time employees system-wide.

Financial Highlights


June 30,                              1996               ProForma*

Operations Data

Operating revenue                   $36,801,423               $97,131,514

Net loss                               (673,214)               (2,160,760)

Net loss per share                        $(.21)                    $(.67)

Weighted average common
   shares outstanding                 3,228,717                 3,228,717



Balance Sheet Data

Total assets                        $79,477,950

Total long-term debt                 45,440,200

Total liabilities                    73,002,363

Total stockholders'
   equity                             6,475,587





* Pro forma numbers take into account Carpet Transport, Inc. (CTI) and its affiliated companies' operations for the entire fiscal 1996 (as if CTI had been acquired at the beginning of fiscal 1996 instead as of February 29,
    1996).

To Our Stockholders:

         Continental American Transportation's fiscal year was highlighted by enormous growth through acquisitions from no revenues in fiscal 1995 to revenues of $36.8 million in fiscal 1996.

         Just at the close of the last fiscal year, on June 30, 1995, your Company acquired Blue Mack transport, Inc. (a Pennsylvania-based truckload carrier specializing in the transportation of frozen and dry food) and the assets of Herr's Motor Express, Inc. (a Pennsylvania-based regional truckload carrier specializing in the transportation of dry goods).

         Carpet Transport, Inc. (CTI) was by far our largest acquisition and took place in April of 1996 with an effective date of February 29, 1996. This acquisition included two affiliated companies, A&P Transportation, Inc. and Chase Brokerage, Inc. CTI and A&P are the trucking industry's premier carriers of textile products, operating 750 late-model tractors and 1,500 late-model trailers through 17 terminals nationwide. Chase is engaged in the common carrier brokerage and logistics business.

         We are currently reviewing several additional acquisition candidates considered synergistic to our near and long-term growth plans. In this respect, we have signed a Letter of Intent to merge with Country Wide Transport Services, Inc. (a California-based nationwide truckload carrier of temperature controlled commodities and its New York-based freight brokerage and complete logistics services subsidiary, Vertex Transportation, Inc.)

         To improve operating efficiencies and customer service, we relocated our corporate headquarters to Calhoun, Georgia. This state-of-the-art trucking facility was obtained as part of our CTI acquisition. It is a showpiece site, more centrally located for our business activities, and a large part of our staff was already in place in Calhoun.

         The acquisitions brought with them a change in management. On June 21, 1995, Timothy Holstein became President, Chief Executive Officer and a Director of the Company; and Erik Bailey became Vice President, Chief Financial Officer and a Director. Prior to joining the Company, Timothy Holstein was the majority owner of Blue Mack Transport, a private trucking company which he founded in 1986. Erik Bailey was the Chief Financial Officer of Blue Mack Transport. He was also a consultant to several private and public companies with respect to merger and acquisition analysis.

         Revenues for the year ended June 30, 1996 were $36,801,000 and the net loss amount to $673,000 or $.21 per share. This compares to no revenues for the prior year and a net loss of $171,000 or $.21 per share. Fiscal 1996 results include the year-long operations of Blue Mack Transport and Herr's Motor Express, however, only four months of Carpet Transport, Inc. Therefore, if taking into account CTI's operations for the entire year, the results for fiscal 1996 on a pro forma basis would include revenues of $97,132,000 and a net loss of $1,161,000 or $.67 per share.

    Revenues were mainly derived from our carrier operations and, to a lesser degree, from the freight brokerage business.

    We embarked on a cost reduction program subsequent to the CTI acquisition, which management believes will decrease operating expenses without affecting service to our customers. In addition, we are focusing on the improvement of our information systems, operational procedures as well as equipment utilization.

         At June 30, 1996, we operated a fleet of 733 tractors, 264 refrigerated trailers and 1,381 dry van trailers. Management concentrates on acquiring premium tractors to assist in the hiring and retention of qualified drivers, to promote safety, and to minimize maintenance and repair costs. Our fleet is relatively new and we will replace existing equipment every 36 months. We have a comprehensive maintenance program at our headquarters facility with the goal of minimizing down time.

         To better serve our customers, we have a network of 18 regional terminals and offices strategically located throughout the United States. This allows us to respond more quickly to the customers' ever changing distribution requirements.

         Your Company maintains a strong commitment to customer relations and marketing. We assign a member of our management team to each of the largest customers in order to provide the maximum amount of support. We continue to target large carpet manufacturers which our CTI subsidiary has been serving for over twenty years and has been able to retain as customers based on excellent service, timely deliveries, and the availability of specialized Company-owned equipment. We will continue to rely on these well-established service and equipment priorities in order to expand our market share in the carpet manufacturing industry.

         During the second quarter, your Board of Directors declared a 3% stock dividend in appreciation of our stockholders' support. The dividend represented the most immediate way to provide a reasonable return to our stockholders, since we felt that the stock price at the time did not reflect the true value of the Company.

         In April we announced our intent to purchase up to 250,000 shares of the Company's common stock on the open market over the next 12 months. Through this stock buy-back we are demonstrating our faith in the future of your Company.

         Management is looking forward to the complete integration and resulting synergies of the various acquisitions. We will focus on our cost reduction programs initiated in May of 1996, as well as on the greater utilization of our equipment. The infusion of new tractors and the implementation of a modern management information system in the near future are all part of the ingredients needed to meet our planned goals for the coming year.

Sincerely,


Timothy Holstein
Chairman, President and
Chief Executive Officer

Item 6: Management's Discussion and Analysis or Plan of Operation

(a)      Plan of Operation.*

         The Company's plan of operation for the fiscal year ending June 30, 1997, includes a plan to refinance its debt encumbering its revenue generating equipment, raising $25 to $30 million of long-term debt (5-year term) to restructure its balance sheet and to provide capital for future acquisitions as well as to provide the financing for the purchase of 300 tractors to expand and replace the Company's existing fleet. The Company is in discussions with various underwriters in an attempt to structure an offering of its debt securities pursuant to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). If the Company is successful in reducing its financing and interest costs, the Company will be able to utilize these savings to better meet its current cash requirements. In addition, the Company anticipates restructuring its existing liabilities encumbering its revenue equipment. Absent the consummation of the planned refinancing of its revenue generating equipment, the Company will be obligated to meet its future cash needs through offerings of its equity or debt securities under the Securities Act or pursuant to offerings exempt from the registration requirements thereof.

         The Company has signed a purchase order for 300 Freightliner Tractors for unit prices ranging from $74,200 to $76,100, per tractor. Assuming the successful completion of this equipment transaction, delivery of these units is scheduled to occur throughout the 1996-1997 fiscal year.
















*  May contain "forward-looking statements".

         The Company has executed a Letter of Intent with Country Wide Transport Services, Inc., a California-based truckload carrier ("Country Wide") which includes it subsidiary, a New York-based freight brokerage and logistics concern ("Vertex"), pursuant to the general terms of which Country Wide will merge with and into a wholly owned subsidiary of the Company pursuant to (I) a share exchange on the basis of 1 Company Common share for 5 Country Wide common shares held of record and (ii) the issuance to Country Wide common shareholders of 1 Company warrant to purchase 1 Company common share at the exercise price of $4.25 per share for each 20 Country Wide common shares held of record. The Letter of Intent is subject to various conditions, including but not limited to the parties executing and delivering a definitive agreement and bilateral due diligence reviews. In the event that the proposed transactions are consummated, the Company will have a substantial operations center in Corona, California, and; significant customer business going from the west coast eastward that the Company anticipates will translate into a more efficient utilization of its revenue equipment which currently at times either returns eastward from delivery points on the west coast without sufficient cargo, or on a "dead Head" basis, or which may remain at some western location for extended periods of time before freight can be located and shipped eastward. The Company also anticipates increased utilization of the Country Wide fleet by providing greater revenue producing shipments from the southeast to the west coast. In addition, the Company anticipates improvement in the utilization of its revenue equipment on shipments originating from the Northeast through the use of Vertex's customer base.

(b)      Management's Discussion and Analysis of Financial
         Condition and Results of Operations

Introduction

         The financial statements of the Company for the fiscal year ended June 30, 1996, include the financial results of its recently acquired companies, Carpet Transport, Inc. ("CTI"), A&P Transportation, Inc. ("A&P") and Chase Brokerage, Inc. ("Chase") (collectively, the "CTI Companies") for the last four months of the fiscal year ended June 30, 1996. Prior to March 1, 1996, the Company's financial statements reflect only the financial condition and results of operations of its sole operating subsidiary, Blue Mack Transport, Inc. ("Blue Mack"), acquired by the Company through a reverse merger acquisition on June 21, 1995, with an effective date of June 30, 1995. Accordingly, these recent Company acquisitions do not permit a meaningful period to period comparison. Prior to its acquisition of Blue Mack, the Company had no significant operating businesses nor did it own any significant assets.

         From June 30, 1995 to June 30, 1996, the Company's gross revenues grew from $0 to $36,801,423, while the net loss increased from $171,196 to $673,214 during the same period. From June 30, 1995 to June 30, 1996, the Company's total assets increased from $7,096,735 to $79,477,950, while shareholder's equity improved from $2,587,089 to $6,475,587 during this same period. These results are primarily attributable to the fact that the Company did not own any operating companies until its acquisition of Blue Mack and certain assets of Herr's Motor Express, Inc., effective June 30, 1995, and its subsequent acquisition of the CTI Companies on April 4, 1996, effective as of February 29, 1996. As a result, a comprehensive comparative analysis would not be meaningful.

         The Company's revenues were chiefly derived from its carrier operations and, to a lesser degree, from its freight brokerage business. The increase in revenue and asset growth was due primarily to the Company's acquisition of the CTI Companies. At June 30, 1995, the Company operated a fleet comprised of 128 tractors, 76 refrigerated trailers and 463 dry van trailers. At June 30, 1996, the Company operated a fleet comprised of 733 tractors, 264 refrigerated trailers, and 1,381 dry van trailers.

Results of Operations

         The following table sets forth the percentage relationships of expense items to operating revenues for the periods indicated:


                                            Year ended June 30, 1996

                                          Revenue            Percentage


Operating revenue......................... $36,801,423          100.00%

Operating expenses:
  Purchased transportation.................. 3,180,456            8.64%
  Salaries and benefits.....................10,920,292           29.67%
  Operating expenses........................13,541,344           36.80%
  Operating taxes and licenses..............   333,684             .91$
  Claims and insurance...................... 1,654,116            4.49%
  Communications and utilities..............   734,887            2.00%
  General and administrative................ 2,422,063            6.58%
  (Gain)/Loss on sale of equipment..........  (189,934)         ( .52)%
  Depreciation and amortization............. 4,568,109           12.41%

       Total operating expenses............ 37,165,017          100.99%

  (Loss) from operations...................   (363,954)         ( .99)%

  Total other income (expense).............   (787,375)         (2.14)%

  (Loss) before income taxes............... (1,150,969)         (3.13)%

  (Provision for) Benefit from
       income taxes........................    477,755            1.30%

  Net income (loss)........................  $(673,214)         (1.83)%

Fiscal 1996

         The Company's operating revenues on a consolidated basis were $36,801,423 in 1996. The Company recognized revenue for twelve months from its subsidiary, Blue Mack, of $10,258,378, and a net loss of $272,291. The acquisition of the CTI Companies on April 4, 1996, effective as of February 29, 1996, accounted for a significant increase in revenues. The Company recognized revenue for four months from its subsidiary, Carpet Transport Holdings Corp. (the "CTI Companies"), of $27,772,736, and net income of $1,512,302, prior to eliminations and adjustments for intercompany revenues and expenses. During this period, CTI recorded revenue of $21,959,597, and net income of $1,424,765, A&P recorded revenue of $2,860,198, and a net loss of $123,327, and Chase recorded revenue of $2,952,941, and net income of $210,864. During this period, management of the Company, merged A&P into CTI in order to eliminate redundant personnel and administrative functions, reduce insurance costs, and improve revenue equipment utilization. The Company expects annual savings and benefits in excess of $800,000 from this internal merger.* As a result, A&P shall be reported as a discontinued operation, effective May 1, 1996.

         The Company embarked on a cost cutting program during the last three months of fiscal 1996 which management believes will decrease operating expenses without affecting service to its customers. As a result of the cost cutting program, 75 administrative, maintenance, and terminal positions were eliminated from which the Company expects to realize annual savings of approximately $1,950,000.*

         The Company anticipates improved operating results emanating from these cost cutting initiatives. If, however, fuel prices continue to escalate and excess capacity in the transportation industry continues, it could cause the continuation of competitive pressures that could adversely affect equipment utilization and revenue per mile.*
























* May contain "forward-looking statements".

Liquidity and Capital Resources.

         The growth of the Company's business has required a significant investment in new revenue equipment. The Company's primary source of liquidity has been funds provided by operations, term borrowings to finance equipment purchases  and  from  capital  raised  through  the  private  placements  of the
Company's securities. Net cash used in operating activities totaled approximately negative $1,369,859 for the year ended June 30, 1996.

         Capital expenditures for the purchase of revenue equipment, office equipment and leasehold improvements totaled $26,719 for the year ended June 30, 1996. The Company realized $1,519,963 in proceeds from the sale of property and equipment for the year ended June 30, 1996. Net cash provided by investing activities totaled approximately $431,443 for the year ended June 30, 1996. The Company projects that capital expenditures for property and equipment, will be approximately $24.5 million for the fiscal year ending June 30, 1997, to be used primarily to acquire new revenue equipment to expand and replace the Company's fleet, to upgrade existing facilities, and to make several technological advancements of the Company's operational and administrative facilities.*

         Net cash used in financing activities amounted to $2,278,975 for the year ended June 30, 1996. The Company's financing activities were primarily the result of increasing debt, to finance the operational losses, purchase the CTI Companies, and provide for the growth of the Blue Mack subsidiary. At June 30, 1996, the Company's equipment-related long-term debt totaled $47,242,848 million and matures in installments over various periods through 2001.

         The Company maintains a $5,000,000 line of credit to finance working capital for its CTI operation. In addition, the Company has a separate $500,000 line of credit to finance working capital for its Blue Mack operation. As of June 30, 1996, the Company had borrowed $4,834,378 against these two lines of credit.

         The Company has adequate liquidity to meet its current needs. While the current ratio of the Company is .59, and the debt to equity is 8.87%, the Company believes that through the refinancing of its revenue equipment debt, proceeds from the sale of equipment, and a private placement of long-term debt (5-year notes) of the Company's securities, the Company will be able to meet its short-term obligations.* Due to the capital intensive nature of the trucking industry with respect to purchasing revenue equipment, the Company will continue to have significant capital requirements over the long term, which shall require the Company to incur additional debt.* If the Company is unable to refinance its existing equipment debt, finance new revenue equipment, or complete the aforementioned private placement, the Company may seek to raise additional equity capital.* The availability of this capital will depend upon prevailing market conditions,, the market price of the common stock and other factors over which the Company has no control, as well as the Company's financial condition and results of operations.*












































* May contain "forward-looking statements".

Seasonality.

         In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. The Company's operating expenses also tend to increase in the winter months primarily due to increased operating costs in colder weather and higher fuel consumption due to increased idle time.

Inflation.

         Many of the Company's operating expenses, including fuel costs and fuel taxes, are sensitive to the effects of inflation, which could result in higher operating costs. The effects of inflation on the Company's business during 1996 and 1995 generally were not significant.

 Continental American Transportation, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                                  June 30, 1996





       Assets
Current Assets
     Cash and cash equivalents                                $        640,079
     Restricted cash                                                   700,000
     Trade accounts receivable, net of allowance for
      doubtful accounts of $924,958                                 11,120,874
     Installments notes receivable - current portion                   695,087
     Inventories                                                       335,612
     Other current assets                                            2,161,918
     Deferred income tax benefit - current portion                     677,059
                                                               ---------------
         Total Current Assets                                       16,330,629
                                                               ---------------
Property, plant and equipment                                       57,008,832
                                                               ---------------
Other Assets
     Note receivable - related party                                   450,000
     Installment notes receivable, excluding
       current portion                                                 435,306
     Excess of purchase price over fair value
      of net assets acquired, net                                    4,535,564
     Other assets                                                      540,232
     Deferred income tax benefits - noncurrent portion                 177,387
                                                               ---------------
         Total Other Assets                                          6,138,489
                                                               ---------------
         Total Assets                                               79,477,950
                                                               ===============
       Liabilities and Stockholders' Equity
Current Liabilities
     Lines of credit                                                 4,834,378
     Current maturities of long-term debt                            3,822,762
     Current maturities of capital lease obligations                10,768,645
     Accounts payable                                                5,417,982
     Accrued expenses                                                2,146,138
     Income taxes payable                                              572,258
                                                               ---------------
         Total Current Liabilities                                  27,562,163
Long-Term Debt, excluding current maturities                        17,364,622
Capital Lease Obligations, excluding current maturities             28,075,578
                                                               ---------------
         Total Liabilities                                          73,002,363
                                                               ---------------
Stockholders' Equity
     Preferred stock, $1 par value, 10,000,000 shares
       authorized, 0 shares issued and
       outstanding                                                  -
     Common stock, no par value, 20,000,000 shares
       authorized, 4,407,544 shares issued,
       4,377,544 shares outstanding                                  8,428,106
     Retained earnings (deficit)                                   (1,617,848)
     Demand notes receivable from exercise of stock
        options and warrants                                         (233,890)
     Treasury stock, 30,000 shares, at cost                          (100,781)
                                                               ---------------
         Total Stockholders' Equity                                  6,475,587
                                                               ---------------
         Total Liabilities and Stockholders' Equity           $     79,477,950
                                                               ===============


See notes to the consolidated financial statements.

           Continental American Transportation, Inc. and Subsidiaries
                      Consolidated Statements of Operations





                                                   Year Ended June 30,
                                           -----------------------------------
                                                1996                1995
                                           ---------------     ---------------



Operating Revenues                        $     36,801,423    $              -
                                           ---------------     ---------------

Operating Expenses
     Salaries and benefits                      10,920,292                   -
     Purchased transportation                    3,180,456                   -
     Operating supplies and expenses            13,541,344                   -
     Depreciation and amortization               4,568,109                   -
     Claims and insurance                        1,654,116                   -
     Operating taxes and licenses                  333,684                   -
     Communications and utilities                  734,887                   -
     General and administrative                  2,422,063             171,196
     Net gain on disposal of equipment           (189,934)                   -
                                           ---------------     ---------------
       Total Operating Expenses                 37,165,017             171,196
                                           ---------------     ---------------
(Loss) from operations                           (363,594)           (171,196)
                                           ---------------     ---------------
Other Income (Expenses)
     Interest and other income                     828,743                   -
     Interest expense                            (500,920)                   -
     Interest expense - TRAC leases            (1,115,198)                   -
                                           ---------------     ---------------
       Total Other Income (Expense)              (787,375)                   -
                                           ---------------     ---------------

         (Loss) Before Income Taxes            (1,150,969)           (171,196)
Benefit from income taxes                          477,755                   -
                                           ---------------     ---------------

         Net (Loss)                              (673,214)           (171,196)
                                           ===============     ===============

         Net (Loss) Per Share             $          (.21)    $          (.21)
                                           ===============     ===============

Weighted Average Common Shares Outstanding       3,228,717             825,668
                                           ===============     ===============






See notes to the consolidated financial statements.

            Consolidated Statement of Changes in Stockholders' Equity


                                                                                             Demand
                                                                                              Notes
                                                                                            Receivable
                               Common Stock                                              Exercise Of
                              ------------------------                                        Stock
                                                               Retained                      Options           Demand Notes
                                 Number of                     Earnings       Treasury         and         Receivable From Sale
                                  Shares        Amount        (Deficit)         Stock        Warrants            of Stock
                               ------------   ----------     ---------------   ----------   ----------    -------------------
Balance at June 30, 1994        20,100,000   $   384,620    $  (488,559)  $         -    $        -       $               -
 Issuance of shares to relat-
 ed party creditor of
 Blue Mack Transport, Inc.         750,000       52,000               -              -              -                     -
 Reverse stock split
 1 for 25 shares               (20,015,990)           -               -              -              -                     -
 Exchange of shares to acquire
  100% of Buckhead Trans-
  port, Inc. and Subsidiary      1,075,000       17,266               -              -              -                     -
  Exchange of shares to
  acquire 100% of HMX, Inc.         50,000      208,000               -              -              -                     -
  Issuance of shares relating to
  acquisition of Herr's Motor
  Express, Inc. Fixed assets       150,000    1,529,958               -              -              -                     -
  Exercise of stock options        120,000      206,250               -              -      (206,250)                     -
  Net loss, year ended
    June 30, 1995                        -            -        (171,196)             -              -                     -
                            ------------   ----------     ---------------   ----------     ----------    -------------------
Balance at June 30, 1995         2,229,010    2,398,094        (659,755)             -      (206,250)                     -

    Prior period adjustments          -               -          66,010             -               -                     -
                                ------------   ----------     ---------------   ----------     ----------    -------------------
Balance at June 30, 1995,
  as adjusted                    2,229,010    2,398,094        (593,745)             -      (206,250)                     -
  Issuance of common stock
  to various shareholders          801,937    1,642,023               -              -      (125,000)            (1,200,000)
  Cancellation of various
   shareholders'common stock      (136,460)           -               -              -              -                     -
  Payments received on de-
   mand notes receivable
   from exercise of stock
   options                               -            -               -              -       193,750                      -
  Exercise of stock options         44,000      100,000               -              -       (60,000)                     -
  Exercise of stock warrants       160,000      400,000               -              -       (36,390)                     -
  Issuance of preferred
  stock, Series A                        -            -               -              -              -                     -
  Conversion of preferred
  stock, Series A&B                635,757    1,755,000               -              -              -                     -
  Issuance of common stock
   to employees                     30,000      182,100               -              -              -                     -
  Issuance for common stock
  relating to acquisition
  of CTI,A&P and Chase             500,000    1,500,000               -              -              -              1,200,000
  Issuance of 3% common
   stock divided                   100,254      350,889         (350,889)            -                -                   -
  Conversion of a convert-
   ible promissory note             43,046      100,000               -              -                -                   -
  Acquisition of 30,000
   shares of treasury stock              -            -               -        (100,781)              -                   -

  Net loss, year ended

   June 30, 1996                         -            -         (673,214)             -               -                   -
                                 -----------    ----------     -------------   ----------     ----------    -------------------

Balance at June 30, 1996          4,407,544  $ 8,428,106    $ (1,617,848)    $ (100,781)       $ (233,890)    $           -
                                 ===========    ==========     =============   ==========     ==========    ===================

See notes to the consolidated financial statements.

           Continental American Transportation, Inc. and Subsidiaries
                      Consolidated Statements 1f Cash Flows





                                                                                                  Year Ended June 30,
                                                                                          -----------------------------------
                                                                                               1996                1995
                                                                                          ---------------     ---------------
Cash Flows From Operating Activities:
     Net (Loss)                                                                          $      (673,214)    $      (171,196)
                                                                                          ---------------     ---------------
     Adjustments to Reconcile Net Income to Net Cash (Used in) Operating
     Activities
       Depreciation and amortization                                                            4,568,109                   -
       Gain on sale of equipment                                                                (189,934)                   -
       Deferred income taxes                                                                    (477,755)                   -
       Increase in accounts receivable and other assets                                       (7,374,579)                   -
       Increase in accounts payable and other liabilities                                       2,826,627              32,000
       Increase in taxes payable                                                                 (49,113)                   -
                                                                                          ---------------     ---------------
           Total Adjustments                                                                    (696,645)              32,000
                                                                                          ---------------     ---------------
           Net Cash (Used in) Operating Activities                                            (1,369,859)           (139,196)
                                                                                          ---------------     ---------------
Cash Flows From Investing Activities:
     Cash received in purchase of subsidiaries                                                    324,285                 480
     Cash paid in purchase of subsidiaries                                                    (1,300,000)                   -
     Principal payments received on notes receivable                                              310,476                   -
     Proceeds from sale of property and equipment                                               1,519,963                   -
     Purchases of equipment                                                                        26,719                   -
     Loans made to related party                                                                (450,000)                   -
                                                                                          ---------------     ---------------
           Net Cash Provided by (Used in) Investing Activities                                    431,443                 480
                                                                                          ---------------     ---------------
Cash Flows From Financing Activities:
     Proceeds from new borrowings                                                               6,486,581             139,196
     Principal payments on notes payable                                                      (1,739,104)                   -
     Principal payments on obligations under capital leases                                   (3,568,502)                   -
     Proceeds from issuance of preferred and common stock                                       1,100,000                   -
                                                                                          ---------------     ---------------
           Net Cash Provided by Financing Activities                                            2,278,975             139,196
                                                                                          ---------------     ---------------
Net Increase in Cash and Cash Equivalents, Including Restricted Cash                            1,340,559                 480
Cash and Cash Equivalents, Including Restricted Cash - Beginning of Year                              480                   -
                                                                                          ---------------     ---------------
Cash and Cash Equivalents, Including Restricted Cash - End of Year                       $      1,340,079    $            480
                                                                                          ===============     ===============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for:
         Interest                                                                        $      1,616,118    $              -
                           Income taxes $ 225,100 $ -





See notes to the consolidated financial statements.

           Continental American Transportation, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows







SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING

The Company acquired equipment aggregating $267,767 and $0 in satisfaction of defaulted notes receivable for the years ended June 30, 1996 and 1995, respectively.

On February 29, 1996, the Company purchased CTI, A&P and Chase. In connection with the acquisition, the Company assumed long-term debt and issued notes payable and common stock, and paid cash.

       Fair value of assets acquired                   $     75,644,048
       Long-term debt assumed                              (58,654,048)
       Notes payable issued                                (14,190,000)
       Fair value of common stock issued                    (1,500,000)
                                                        ---------------
           Cash Paid                                   $      1,300,000
                                                        ===============

On June 30, 1995, the Company purchased Buckhead Transport, Inc. and its wholly owned subsidiary, Blue Mack Transport, Inc. In connection with the acquisition, the Company assumed long-term debt and issued preferred and common stock.

       Fair Value of assets acquired                   $      3,031,185
       Liabilities assumed                                   (2,251,634)
                                                        ---------------
       Fair value of assets in excess of liabilities
        assumed                                                 779,551
       Fair value of preferred stock - Series A,
         Series B, and common stock
       issued to shareholders of Buckhead Transport, Inc.      (779,551)
                                                        ---------------
                                                        $              -
                                                        ===============

On June 30, 1995, the Company acquired property and equipment. In conjunction with the acquisition, the Company assumed long-term debt, issued notes payable and issued common stock.

       Fair value of property and equipment acquired    $     3,841,525
       Long-term debt assumed                                (1,103,567)
       Notes payable issued                                  (1,208,000)
       Fair value of common stock issued                     (1,529,958)
                                                         ---------------
                                                        $              -
                                                         ===============





See notes to the consolidated financial statements.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements

SUMMARY OF ACCOUNTING POLICIES

Nature of  Organization
     Continental  American  Transportation,  Inc. (CAT) (the
     Company), was incorporated in the State of Colorado in 1983. The Company is engaged, through its wholly owned subsidiaries consisting of Blue Mack Transport, Inc. (Blue Mack), HMX, Inc. (HMX), Carpet Transport, Inc. (CTI) and A&P Transportation, Inc. (A&P), in the transportation industry as a full truckload carrier operating throughout the contiguous United States. The Company is also engaged in the common carrier freight brokerage and logistics business through its wholly owned subsidiary, Chase Brokerage, Inc.

Principles of Consolidation
     The accompanying  consolidated  financial statements
     include the accounts of CAT and those of its wholly owned subsidiaries as of and from the effective date of their acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and  Equivalents
     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Credit  Risk
     The  Company   maintains  cash  balances  in  numerous   financial
     institutions.  Amounts  at each  institution  are  insured  by the  Federal
     Deposit Insurance Corporation up to $100,000. At June 30, 1996, the Companys uninsured cash balances total $402,903.

The Company extends credit in the form of equipment financing notes and trade accounts receivable. Such amounts due the Company are subject to ongoing credit evaluations and allowances are maintained for doubtful accounts based on factors surrounding the credit risk of specific obligations, adequacy of collateral and other pertinent information.

Inventories
     Inventories for transportation operations, consisting primarily of spare and replacement parts and supplies, are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment
     Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leased property under capital leases is amortized over the lives of the respective leases or over the service lives of the assets for those leases which substantially transfer ownership. The straight-line method of depreciation is followed for all assets for financial reporting purposes, but accelerated methods are used for tax purposes.

     Tires on new revenue equipment are capitalized as a component of the related equipment. The cost of replacement tires is expensed as incurred.

     Maintenance and repairs are charged to operations currently; replacements and improvements are capitalized in the property and equipment accounts.

Intangible Assets
     Intangible assets primarily represent the excess of the purchase price of acquired companies over the fair value of the assets acquired. Such excess costs are being amortized on a straight-line basis over 15 to 40 years.

     The realizability of such intangible assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying value. Such evaluation, which necessarily involves significant management 46 judgment, is based upon the estimated economic benefit to be derived in future periods as a result of such acquisitions.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements





SUMMARY OF ACCOUNTING POLICIES, Continued

Income Taxes The Company and its  wholly-owned  subsidiaries  file  consolidated
       Federal corporation income tax returns.

          The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, Accounting for Income Taxes which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates for the year in which the differences are expected to reverse.

Claims and Insurance  Accruals
          The Company  provides for the estimated
          cost of claims incurred but not paid for which it retains a portion of the risk under workmens compensation, health care, liability and property damage programs.

Earnings  Per  Share
          Earnings per share amounts are based on the weighted average number of shares outstanding. Prior years have been restated giving effect to a reverse stock split of 1 to 25 shares which occurred as of June 30, 1995.

          Primary and fully diluted earnings per share are the same. Common share equivalents are not considered in computing earnings per share as such inclusion would have an anti-dilutive effect.

     Revenue Recognition Revenues consist principally of freight revenues. Freight revenues are recognized as earned when freight is received from the shipper. Estimated costs, consisting of all direct costs necessary to complete delivery, are accrued at the end of each reporting period. This method is not materially different from either recognizing all revenues and expenses at time of delivery or recognizing revenues and expenses on a pro rata basis.
Use of Estimates.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Accounting for Long-Lived Assets.

     The Company has considered Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets which requires the Company to compare the net carrying value of long-lived assets to the related estimates of future cash flows, and other criteria, to determine if impairment has occurred. The Company has determined that no such impairment has occurred and, accordingly, the adoption of SFAS No. 121 has no effect on its financial statements.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements




BUSINESS ACQUISITIONS

Blue Mack and HMX

On June 30, 1995, the Company acquired Buckhead Transport, Inc. (Buckhead) and its wholly-owned subsidiary, Blue Mack. Buckhead was incorporated on April 14, 1994 and formed specifically to acquire Blue Mack, a nationwide common carrier. On November 1, 1994, Buckhead entered into a stock exchange agreement with Blue Mack whereby the Blue Mack shareholder exchanged all his Blue Mack common shares for 1,000,000 common shares of Buckhead and $800,000 principal amount of Buckhead preferred shares. Pursuant to the agreement, certain property and equipment with a net book value of $285,257 as well as the corresponding debt on such property and equipment in the amount of $242,089 was excluded from the transaction and retained by the seller. The Company exchanged 1,075,000 common shares, 800,000 Series A preferred shares and 255,000 Series B preferred shares for all of the issued and outstanding common and preferred stock of Buckhead in a business combination accounted for as a purchase. Subsequent to the business combination, Buckhead was dissolved and Blue Mack became a direct subsidiary of the Company.

The purchase price of $779,551 equaled the fair value of the identifiable assets acquired and liabilities assumed and therefore there was no excess of the cost of the acquired company over the sum of amounts assigned to identifiable assets and liabilities.

The results of operations of Blue Mack and HMX are not included in the accompanying financial statements effective July 1, 1994.

The following summarized pro forma information assumes the acquisition had occurred on July 1, 1994:


                                                   Year Ended
                                                 June 30, 1995
                                               ------------------
          Operating revenues                  $         6,696,981
          Net Income (Loss)                   $         (104,316)
          (Loss) per share                    $             (.13)


Also on June 30, 1995, the Company acquired HMX, a vehicle service company, through the exchange of 50,000 CAT common shares for all the outstanding stock of HMX in a business combination accounted for as a purchase.

The purchase price of $208,000 was greater than the fair value of the identifiable assets acquired and liabilities assumed and therefore the excess of the cost of the acquired company over the sum of amounts assigned to identifiable assets and liabilities of $208,000 will be amortized over a life of 15 years.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements


BUSINESS ACQUISITIONS, Continued

   CTI, A&P and Chase

On April 4, 1996 CAT purchased all the issued and outstanding common stock of CTI, A&P and Chase from their two stockholders effective as of February 29, 1996. CTI and A&P are nationwide common carriers, while Chase is engaged in the common carrier freight broker and logistics business. This transaction was accounted for as a business combination using the purchase method of accounting.

The total consideration was comprised thusly:


Cash payments                                                                      $          1,300,000
Non interest bearing unsecured demand promissory note to a former
   shareholder                                                                                4,080,000
Non interest bearing unsecured demand promissory note to a former
   shareholder                                                                                2,820,000
Promissory note due March 1, 2001 secured by a pledge of all common shares of CTI Properties, Inc. (a wholly owned subsidiary of CAT formed incidental to the above described transaction which owns real property formerly owned by CTI) and bearing interest at 8% per
   annum, payable monthly                                                                     7,290,000
Issuance to a former shareholder of 500,000 CAT common shares with
a
   fair market value at date of issuance of $3 per share                                      1,500,000
Transfer of certain CTI, A&P and Chase assets, consisting primarily of cash surrender value of certain life insurance policies, notes and
   loans receivable and an aircraft to former shareholders                                    1,448,854
Payment of a finders fee amounting to $910,000 and a non-accountable expense allowance of $290,000 by way of the issuance of 600,000
   CAT common shares with a fair market value at the date that the agreement was entered into of $2 per share (see Related Party
   Transactions)                                                                              1,200,000
Capitalized acquisition costs consisting primarily of legal, accounting
and
   other professional fees                                                                      479,167
                                                                                     ------------------
                                                                                   $         20,118,021
     ==================

On August 21, 1996 CAT and the former shareholders of CTI, A&P and Chase entered into a Debt Restructure and Waiver Agreements whereby the parties agreed that:

a. The $2,820,000 promissory note referred to above would bear interest at 8% per annum and become due and payable on September 1, 1997.
b. The $4,080,000 promissory note referred to above (which had been reduced to $2,005,000) would bear interest at 8% per annum and become due and payable on September 1, 1997.
c. One-half (50%) of interest due on the $7,290,000 promissory note referred to above would be payable on an annual basis to one former shareholder in CAT common shares rather than monthly cash payments of interest.

The  purchase  price  of  $20,118,021   exceeded  the  fair  value  of  the
identifiable assets acquired and liabilities assumed and therefore the excess of costs over the acquired companies over the sum of amounts assigned to identifiable assets and liabilities of $4,437,876 will be amortized over a life of 40 years.

       Continental American Transportation, Inc. and Subsidiaries Notes to
                     the Consolidated Financial Statements


BUSINESS ACQUISITIONS, Continued

   CTI, A&P and Chase

The results of operations of CTI, A&P and Chase are included in the accompanying financial statements effective February 29, 1996.

     The following summarized proforma information assumed the acquisition occurred on July 1, 1994:


                                        Year Ended             Year Ended
                                      June 30, 1996           June 30, 1995
                                    ------------------     -------------------
          Operating revenues       $        86,752,507    $         95,183,893
          Net Income (Loss)        $         (419,025)    $          1,415,789
          Income (Loss) per share  $             (.13)    $               1.71

For the year ended June 30,  1996  amortization  of the excess  cost of the
acquired   companies  (HMX,  CTI,  A&P  and  Chase)  amounted  to  $110,312 and accumulated amortization at June 30, 1996 amounted to $110,312.

ACQUISITION OF ASSETS

On June 30, 1995, the Company purchased revenue generating equipment consisting of tractors and trailers with an aggregate value of $3,841,525 from Herrs Motor Express, Inc. (Herrs). In exchange, the Company assumed the debt associated with the equipment of $1,103,567, issued promissory notes amounting to $1,000,000, assumed future payment for shareholder loans to Herrs of $208,000 and issued 150,000 shares of the Companys common stock.

Details of promissory notes at June 30, 1996 are as follows:


        Note payable, non-interest bearing, which was due August 28, 1995.
           Subsequent to due date, interest shall accrue at 12% per annum on
          the outstanding principal balance until paid.  $         164,927

        Note payable, non-interest bearing, which was  due September 11,
        1995.
           Subsequent to due date, interest shall accrue at 12% per annum on
          the outstanding principal balance until paid.            104,000
                                                            ---------------
                                                         $         268,927
                                                            ===============

As of October 11, 1996, the above obligations have not been paid by the Company and payment has not been demanded by the payees.

RESTRICTED CASH

CTI has entered into an agreement with the Georgia State Board of Workmens Compensation whereby CTI pays workers compensation claims as a self insurer.
The agreement is collateralized by certificates of deposit amounting to $500,000. On July 17, 1996 such collateral was increased to $750,000 and CTIs specific excess insurance self retention was reduced from $500,000 to $250,000 per occurrence.

Additionally at June 30, 1996, CTI had two certificates of deposit, each in the amount of $100,000, collateralizing purchasing agreements with Com Data Network and Harold Ives Trucking Company.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements



INSTALLMENT NOTES RECEIVABLE

The Company finances the sale of revenue equipment to independent owner operators. These notes require monthly payments of principal and interest over a period ranging from twelve to forty-eight months with interest ranging principally from 15% to 20% per annum. These notes mature on various dates within the next five years. Title to such revenue equipment is retained by the Company until the note is paid in full.


Total notes receivable                         $      1,130,393
Less: current portion                                  (695,087)
                                                ---------------
Long-Term Portion                              $        435,306
                                                ===============

NOTE RECEIVABLE - RELATED PARTY

On May 23, 1996 CTI granted to Bio-Dyne Corporation, a two year unsecured revolving credit facility in the maximum aggregate principal amount of $1,000,000 with interest to be computed at the rate of twelve percent (12%) on outstanding principal balances, payable quarterly. CTI is obligated to advance funds five business days after a request is made by the borrower, which advances amounted to $450,000 at June 30, 1996. Incidental to the execution of this agreement, three directors of CTI were elected to Bio-Dyne Corporations five member board of directors and these three same individuals were appointed officers thereof.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including assets under capital leases, consist of the following:


Land                                             $      3,045,000
Buildings                                               2,928,713
Leasehold improvements                                  2,320,505
Revenue equipment                                      76,298,418
Other operating equipment                               1,287,122
Shop, furniture and office equipment                    1,180,245
                                                  ---------------
   Total                                               87,060,003
Accumulated depreciation and amortization              30,051,171
                                                  ---------------
   Net Book Value                                $     57,008,832
                                                  ===============

Depreciatin charged to expense for the years ended June 30, 1996 and June 30, 1995 was $2,843,704 and $0, respectively.

LINES OF CREDIT

On April 8, 1996, CTI, A&P and Chase entered into a revolving credit agreement, as to which CAT and two of its officers are guarantors. The credit facility provides for advances not to exceed 80% of qualified accounts receivable to a maximum amount of $5,000,000. This obligation is collateralized by a security interest in all accounts receivable of CTI, A&P and Chase. Interest is calculated based upon prime rate as defined in the agreement plus 4.75%. Additionally, CTI, A&P and Chase are assessed certain administrative and service fees by the lender. At June 30, 1996, borrowings under the above credit facility amounted to $4,384,625.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements



LINES OF CREDIT, Continued

On May 6, 1996, Blue Mack entered into a revolving credit agreement as to which CAT and two of its officers are guarantors. The credit facility provides for advances not to exceed 80% of qualified accounts receivable up to a maximum amount of $500,000. This obligation is collateralized by a security interestin all accounts receivable of Blue Mack. Interest is calculated based upon prime rate as defined in the agreement plus 2.5%. Additionally, Blue Mack is assessed certain administrative and service fees by the lender. At
June 30, 1996, borrowings under the above credit facility amounted to $449,753.

LONG-TERM DEBT

   Long-term debt consists of the following:


     Convertible promissory notes bearing interest at 10% per annum with scheduled maturities in 1999. The notes are convertible into common stock of the Company at a conversion price of either 20% less than the days prior to conversion or 120% of the closing average bid price of the Companys shares for the five trading days prior to issuance . Interest is payable to the noteholder only if the note has been held one calendar year. If any of the notes are converted prior to one year from the date of issuance, the Company is not obligated to pay interest on the note. As of June 30, 1996, $2,120,000 of notes were issued with $100,000 having been converted into 43,046 shares of

          common stock                                                                            $ 2,020,000
Promissory note payable due August 28, 1995 (see
   Acquisition of Assets)                                                                             164,927
Promissory note payable due September 11, 1995 (see Acquisition of Assets).                           104,000
Note payable to a former shareholder of CTI, A&P and Chase (see Business
   Acquisitions).                                                                                   2,495,000
Note payable to a former shareholder of CTI, A&P and Chase (see Business
   Acquisitions).                                                                                   3,755,000
Various notes payable to financial institutions and other credit providers with combined monthly payments of $166,051 including interest at rates ranging principally from 7.5% to 14% per annum.  These notes mature from
   September, 1996 through April, 2001 and are collateralized by specific
   equipment having a net book value of $7,223,630.                                                 5,069,165
Note payable to the former shareholders of CTI, A&P and Chase. (see Business
Acquisitions).                                                                                      7,290,000
Unsecured non-interest bearing demand notes payable to related parties                                289,292
                                                                                              ---------------
                                                                                                   21,187,384
Less: current maturities                                                                            3,822,762
                                                                                              ---------------
Long-Term Debt, Net of Current Maturities                                                    $     17,364,622
                                                                                              ===============

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements


LONG-TERM DEBT, Continued

   Total maturities of long-term debt are as follows:


Year Ending June 30,
      1997                      $      3,822,762
      1998                             6,719,067
      1999                             2,620,287
      2000                               571,495
      2001                             7,453,773
                                 ---------------
                                $     21,187,384
                                 ===============

CAPITALIZED LEASE OBLIGATIONS

Leases meeting certain criteria are considered capital leases and the related asset and lease obligations are recorded at their present value in the
financial   statements.   The  interest  rates  of  capital  leases  range  from

incremental borrowing rate at the inception date of the lease or the lessors implicit rate of return. Minimum future obligations on all capital leases in effect as of June 30, 1996 are as follows:


Year Ending June 30,
      1997                                             $     13,290,336
      1998                                                   16,416,253
      1999                                                   10,054,800
      2000                                                    6,502,326
      2001                                                      846,823
      Thereafter                                              2,240,361
                                                        ---------------
Net Minimum Lease Payments                                   49,350,899
Less: Amount representing interest                           10,506,676
                                                        ---------------
Present Value of Net Minimum Lease Payments                  38,844,223
Current maturities of capital lease obligations              10,768,645
                                                        ---------------
      Total Long-Term Lease Obligation                 $     28,075,578
                                                        ===============

Following is a summary of property held under capital leases included in property, plant and equipment:


     Office Equipment                                  $       214,702
     Revenue Equipment                                      58,644,106
                                                        ---------------
       Subtotal                                             58,858,808
      Less: Accumulated Amortization                       (19,951,268)
                                                        ---------------
                                                       $    38,907,540
                                                        ===============

     Amortization on assets under capital leases charged to expense for the years ended June 30, 1996 and 1995 was $1,724,405 and $0, respectively.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements

OPERATING LEASES

The Company leases warehouse terminal facilities and equipment in various states under noncancelable operating leases with lease terms ranging from two to five years. Certain of these leases have specific options, or if no renewal option, certain of these leases give the Company a right of first refusal to renegotiate the lease terms. Total rent expense for the year ended June 30, 1996 and 1995 amounted to $309,429 and $0, respectively.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 1996.


Year Ending June 30,
      1997                                   $      1,421,383
      1998                                            872,430
      1999                                            540,299
      2000                                            375,586
      2001                                            119,762
                                              ---------------
          Total                              $      3,329,460
                                              ===============

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash and equivalents and restricted cash - the carrying amount reported in the balance sheet approximates fair value.

Installment notes receivable - The carrying amount reported in the balance sheet approximates fair market value inasmuch as such instruments both bear interest rates and repayment terms consistent with the Companys present financing practices and such terms are consistent with comparable equipment financing transactions in the commercial marketplace.

Note  receivable - related party - Given the proximity of this  transaction
(May 23, 1996) to the balance sheet date, the carrying amount reported in the balance sheet is believed to approximate fair value.

Lines of credit - Given the proximity of these transactions (April 8, 1996 and May 6, 1996) to the balance sheet date, the carrying amount reported in the balance sheet is believed to approximate fair value.

   Long-term debt

          Convertible promissory notes - Given the proximity of this transaction (March and April, 1996) to the balance sheet date, the carrying amount reported in the balance sheet is believed to approximate fair value.

          Notes payable to former shareholders of CTI, A&P and Chase - Given the proximity of this transaction (April 4, 1996) to the balance sheet date, the carrying amount reported in the balance sheet is believed to approximate fair value.

          Equipment notes - a reasonable estimate of fair value could not be made without incurring excessive costs. Such obligations are carried in the aggregate amount of $5,069,165, with interest rates ranging from 7.5% to 14% and maturities from September, 1996 through April 1, 2001.

      Capitalized lease obligations - A reasonable estimate of fair value could not be made without incurring excessive costs. Such obligations are carried in the aggregate amount of $38,844,223, with effective interest rates of 5% to 15% and maturities at various dates through 1999.

      Promissory note - Herrs - the carrying amount reported in the balance sheet approximates fair value.

      Related party note - Given the non-arms length nature of this transaction, a reasonable estimate of fair value could not be made.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements



PREFERRED STOCK

Preferred stock, 10,000,000 shares authorized, is as follows:

Series A, $1.00 per share,  0 shares issued and  outstanding.  These shares are entitled to a dividend at the rate of seven percent (7%), payable quarterly. Dividends on Series A shares are cumulative and rank in priority over dividends on the Companys Series B preferred shares or its common shares. The Series A preferred shares are convertible into common shares of the Company at any time during the period commencing August 1, 1996 through July 21, 2000. The amount of Company common shares into which Series A preferred shares shall be converted is based upon the average bid and ask price of the Companys common shares for the twenty business days prior to the Company receiving notice of intent to convert. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

Series B, $1.00 per shares, 0 shares authorized, issued and outstanding. These shares are entitled to a dividend at the rate of seven percent (7%) payable quarterly but commencing to accrue only thirty days after all outstanding Series A shares have been converted to common shares Dividends on Series B preferred shares are cumulative and rank in priority over the Companys common shares. The Series B preferred shares are convertible into common shares of the Company after the conversion of all Series A preferred shares into Company common shares and during the period commencing August 1, 1996 through July 31, 2000. The amount of Company common shares into which Series B preferred shares shall be converted is based upon the average bid ask price of the Companys common shares for the twenty business days prior to the Company receiving notice of intent to convert. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

WARRANTS

The Company issued seven common stock purchase warrants on Septmber 1, 1995. Each warrant may be exercised in whole or part and entitles the holder to purchase 120,000 common shares at $2.50 per share and expires on October 27, 1996. As of October 11, 1996, warrant holders of 630,000 of 840,000 common shares have exercised their warrants.

In addition, the Company issued one warrant to its Placing Agent (the Agent) of the Convertible Promissory Notes. The warrant entitles the Agent to purchase 100,000 shares of the Companys common stock as follows:

                       Exercise
      No. of             Price
      Shares           Per Share                       Exercise Term
------------------  ---------------     --------------------------------------
                                             Start             Expiration
                                        _______________     __________________
  60,000             $        2.50     September 19, 1996    March 19, 1998
  20,000             $        5.00     March 19, 1997        September 19, 1998
  20,000             $        7.50     June 19, 1997         March 19, 1999

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements





STOCK OPTION PLAN

     On April 11,  1994,  the  Company  adopted  its Stock  Incentive  Plan (the
Plan). The Plan provides that certain options granted thereunder are intended to qualify as incentive stock options within the meaning of Section 422A of the United States Internal Revenue Code of 1986, while non-qualified options may also be granted under the Plan. The plan provides for authorization of up to 200,000 (post-split) shares. The option price per share of Stock purchasable under an Incentive Stock Option shall be determined at the time of grant but shall be not less than 100% of the Fair Market Value of the Stock on such date, or, in the case of a 10% Stockholder, the option price per share shall be no less than 110% of the Fair Market Value of the Stock on the date an Incentive Stock Option is granted to such 10% Stockholder.

The following is a summary of transaction:




                                                              1996      1995
                                                           ---------------------

 Outstanding, beginning of year                              44,000         -
 Granted during the year                                     36,000   164,000
 Exercised during the year (at prices ranging from $.25 to
   $3.13 per share)                                         (44,000)  120,000
                                                            --------  ---------
 Outstanding, end of year (at prices ranging from $.25 to
   $3.13 per share                                            36,000   44,000
                                                            ========  =========
 Eligible, end of year for exercise currently (at prices      36,000   44,000
 ranging
   from $.25 to $3.13 per share)
                                                           ========    ========


 At June 30, 1996 and 1995, there were 0 and 80,000 shares, respectively, reserved for future grants.

DEMAND NOTES RECEIVABLE FROM EXERCISE OF STOCK OPTIONS

   In conjunction with the exercise of the non-qualified stock options, the Company received notes amounting to $233,890 which are non-interest bearing and payable upon demand.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements



INCOME TAXES

   The benefit from income taxes consists of the following:



                                                 Year Ended June 30,
                                         ------------------------------------
                                              1996                 1995
                                         ---------------      ---------------
      Current provision                 $              -    $               -
      Deferred provision                         477,755                    -
                                         ---------------      ---------------
                                        $        477,755    $               -
                                         ===============      ===============


The net current deferred tax and net long-term deferred tax liability as presented in the accompanying balance sheet at June 30, 1996, consist of the following amounts of deferred tax assets and liabilities:


      Deferred Tax - Current
        Deferred tax asset                               $        677,059
        Deferred tax liability                                          -
                                                          ---------------
          Net Current Deferred Tax Asset                          677,059
                                                          ---------------
      Deferred Tax - Long-Term
        Deferred tax asset                                        423,178
        Deferred tax liability                                   (245,791)
                                                          ---------------
          Net Long-Term Deferred Tax Asset               $        177,387
                                                          ===============


The components which give rise to deferred income tax benefit are temporary differences in accumulated depreciation, net operating loss carryforwards, allowance for losses on accounts receivable, installment sales and TRAC leases as follows:


                               Year Ended June 30,
                                       ------------------------------------
                                            1996                 1995
                                       ---------------      ---------------
Depreciation                       $      1,103,927    $               -
Net operating loss carryforwards            284,567                    -
Allowance for losses on accounts
receivable                                   91,254                    -
Installment sales                             2,657                    -
TRAC leases                              (1,004,650)                   -
                                        ---------------      ---------------
                                    $        477,755    $               -
                                        ===============      ===============

The Company has a net operating loss carryforward of approximately $748,861 for Federal purposes expiring June 30, 2010.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements

RELATED PARTY TRANSACTIONS

On October 15, 1995 the Company entered into a finders fee agreement pursuant to which it appointed Knoblock Bay Cove Trust (Bay Cove) as a non-exclusive agent to seek and identify potential acquisition candidates in the transportation industry. On November 29, 1995 Bay Cove acquired 600,000 shares of CAT common stock by issuance to CAT of its promissory note in the principal amount of $1,200,000. Upon Bay Coves introduction of CAT, A&P and Chase to CTI culminating with CATs acquisition of these companies on April 4, 1996 a finders fee of $910,000 and a non-accountable expense allowance of $290,000 became payable to Bay Cove. The Company and Bay Cove agreed thereafter that the Company would forgive the $1,200,000 promissory note in full and complete satisfaction of its obligation under the finders fee agreement.

Blue Mack leases its facilities and office space under operating leases from a certain shareholder of the Company who owns approximately 17% of the Companys issued and outstanding shares.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 1996.


Year Ending June 30,
      1997                                 $        129,600
      1998                                           86,400
      1999                                           86,400
      2000                                           28,800
                                            ---------------
                                           $        331,200
                                            ===============

The leases also contain provisions for taxes, insurance and building maintenance expense.

EMPLOYMENT AGREEMENTS

  On June 30, 1995, the Company entered into employment agreements with the two shareholders of Herrs which provides a minimum annual salary of $75,000 each and incentives based on the Companys attainment of specified earnings. At June 30, 1995, the total commitment, was $150,000. As part of the agreement, the shareholders shall not directly or indirectly engaged in direct competition with the Company in the freight transportation business for a period of two years.

The Company entered into three year employment agreements with two of its officers effective September 1, 1996 providing for annual aggregate compensation of $304,000, $380,000 and $456,000 for each of the ensuing three years, respectively. Further, such officers are each entitled to an annual incentive bonus equal to five percent (5%) of the first $1,000,000, six percent (6%) of the net $500,000 and 7% of net income before income taxes in excess of $1,500,000.

The Company entered into an agreement with an additional  officer effective
June 15, 1996 providing for annual compensation of $78,000, $104,000 and $130,000 for each of the ensuing three years, respectively. Further, this officer was granted non-qualified stock options to purchase 36,000 shares of CAT common stock and a $30,000 relocation advance to be reduced by $10,000 at the end of each of the three years of the contract term.

EMPLOYEE BENEFIT PLANS

Two of the Companys subsidiaries sponsor qualified profit sharings for the benefit of substantially all full-time employees. The plans qualify under
Section 401(k) of the Internal Revenue Code, thereby allowing such employees to make tax deferred contributions to the plan. One such plan provides for an employer match in contribution equal to 25% of the participants contribution to the plan while the other provides for a discretionary matching contribution.

The total expense for the above plans amounted to $5,652 and $0 for the years ended June 30, 1996 and 1995, respectively.

           Continental American Transportation, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements

CONTINGENT LIABILITIES

The former shareholders and officers of CTI, A&P and Chase are under indictment in a pending criminal proceeding. The indictment charges these individuals, along with certain other parties, with the embezzlement of approximately $3,700,000 from CTI and A&P in addition to criminal fraud and criminal tax evasion.

While CTI and A&P were not included as named defendants in the indictment, the indictment states among other things that the Grand Jury believes CTI and A&P failed to report gross income as follows:

                                          Alleged
                                        Understated
                                          Revenue
                                      ---------------
      Year Ending June 30,
          1991                       $        308,123
          1992                                669,897
          1993                              1,748,561
          1994                                963,838
          1995                                 23,909

The former shareholders and officers of CTI and A&P have advised present management of the Company that expenses exist to fully offset any revenues not included in gross revenue of CTI and A&P for the periods reflected above. Should this be determined not to be the case, the Company could potentially be assessed taxes, penalties and interest which could amount to approximately $3,400,000.

On February 29, 1996, the two former stockholders of the Company sold their shares to CAT (see Business Acquisitions). As a component of this transaction, the two former shareholders have agreed to be responsible for and satisfy any and all tax related liabilities that might arise as a result of the allegations described above. Further, CAT has the right to deduct from the principal amount of 7,290,000 promissory note payable to such former shareholders any such liabilities paid by the Company.

On March 18, 1996, litigation against A&P was instituted relating to a motor vehicle accident which occurred on August 24, 1995 resulting in the death of one individual and personal injury to two others. Counsel representing A&P in this matter has opined that A&P may be liable for compensatory damages in excess of liability insurance coverage as well as punitive damages. Should A&P be found liable, and be obligated to pay any such damages, CAT has the right to deduct such sums from the $7,290,000 promissory note describe above.

The Company has learned that one of its former shareholders filed a complaint with the Securities and Exchange Commission alleging the Company illegally canceled his stock certificate being held in escrow. The Company has responded to this complaint alleging, among other things, that this individual made a claim to these shares without paying any consideration for them. On the basis of this complaint the Securities and Exchange Commission is conducting a preliminary investigation into the Companys stock trading activities. Company management is fully cooperating with this preliminary investigation and intends to vigorously defend against this action.

Certain other claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance, or if not covered, are without merit or are of such kind, or involved such amounts, as would not have a material effect of the results of operations or the financial position of the Company if disposed of unfavorably.

PRIOR PERIOD ADJUSTMENTS

The  Company  incurred  $66,010  in  prior  period   adjustments   relating
substantially to accrued interest on a prior year loan, extinguishment of debt and the recapture of amortization on the excess purchase price recognized on one of its subsidiaries prior to its acquisition.

SUBSEQUENT EVENT

On or about July 23, 1996 the Company filed Form S-3 with the Security and Exchange Commission to effect the registration of an aggregate of 1,810,000 CAT common shares underlying 16 warrants with exercise prices ranging from $.25 to $7.50 per share exercisable at any time through the twelve month period commencing upon the effective date of the aforementioned registration statement and from November 28, 1996 through the thirty six month period beginning on the date that the aforementioned registration statement is declared effective by the SEC.

Independent Auditors' Report

To the Board of Directors and Stockholders of Continental American Transportation, Inc.
and Subsidiaries

   We have audited the accompanying consolidated balance sheet of Continental American Transportation, Inc. and Subsidiaries as of June 30, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended June 30, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Continental American Transportation, Inc. and Subsidiaries as of June 30, 1996, and the results of its operations, changes in stockholders' equity and cash flows for the years ended June 30, 1996 and 1995 in conformity with generally accepted accounting principles.





s/Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
October 11, 1996

Corporate Information

Directors

Timothy Holstein
Chairman, President and Chief Executive Officer

Erik Bailey
Vice President and Chief Financial Officer

Brian Henninger
Secretary and Controller

Officers

Timothy Holstein
President and Chief Executive Officer

Erik Bailey
Vice President and Chief Financial Officer

Brian Henninger
Secretary and Controller

Corporate Offices

Continental American Transportation, Inc.
495 Lovers Lane Road
Calhoun, Georgia 30701
(800)445-5544

Stock Registrar and Transfer Agent

United Stock Transfer, Inc.
13275 East Fremont Place, Suite 302
Englewood, CO 80112
(303)792-3650

Independent Auditors

Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey

General Counsel

Joseph J. Tomasek, Esq.
Somerville, New Jersey

Annual Meeting of Stockholders

Wednesday, January 15, 1997 10:00 A.M.
Continental American Transportation, Inc.
495 Lovers Lane Road
Calhoun, Georgia

Form 10-K

A copy of Continental American Transportation, Inc.'s annual report on Form 10-K filed with the Securities and Exchange Commission (excluding exhibits), will be furnished without charge to stockholders of record upon written request to Erik Bailey, Vice President and Chief Financial Officer, Continental American Transportation, Inc., 495 Lovers Lane Road, Calhoun, GA 30701.

Securities Information

The common stock of Continental American Transportation, Inc. is currently traded on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc., under the symbol COAW. The following is a summary of the high and low bid prices per share of the Company's common stock as quoted during the two preceding fiscal years based on information available to the Company's management. These quotations reflect inter-dealer prices without retail markup, markdown or commission and may not represent actual transactions.

                                                                High     Low

Fiscal 1996                1st Quarter      $12.14            $  .97
                                    2nd Quarter        6.55     1.58
                                    3rd Quarter        3.87     2.49
                                    4th Quarter        4.75     2.25

Fiscal 1995                1st Quarter        N/A      N/A
                                    2nd Quarter        N/A      N/A
                                    3rd Quarter        N/A      N/A
                                    4th Quarter         .375    .25

         As of June 30, 1996, there were approximately 286 stockholders of record and approximately 325 beneficial stockholders.